UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

_________________

For the quarterly period ended March 31, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

_________________

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                     No          X

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                     No          X

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

TEEKAY LNG PARTNERS L.P. AND SUBISDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2006

INDEX

PART I:   FINANCIAL INFORMATION                                                                  PAGE

Item 1. Financial Statements (Unaudited)

                Report of Independent Registered Public Accounting Firm.......................... 3

                Unaudited Consolidated Statements of Income
                    for the three months ended March 31, 2006 and 2005........................... 4

                Unaudited Consolidated Balance Sheets
                    as at March 31, 2006 and December 31, 2005................................... 5

                Unaudited Consolidated Statements of Cash Flows
                   for the three months ended March 31, 2006 and 2005............................ 6

                Unaudited Consolidated Statement of Partners' Equity/Stockholder Deficit

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.

We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. (successor to Teekay Luxembourg S.a.r.l) and subsidiaries (or the Partnership) as of March 31, 2006 and the related consolidated statements of income, partners' equity/stockholder deficit and cash flows for the three months ended March 31, 2006 and 2005. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2005, the related consolidated statements of income, partners' equity/stockholder deficit and cash flows for the year then ended and in our report dated February 21, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada May 1, 2006	/s/ ERNST & YOUNG LLP Chartered Accountants

                     TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                           (Successor to Teekay Luxembourg S.a.r.l.)
                          UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                  (in thousands of U.S. dollars, except unit and per unit data)

                                                         Three Months Ended March 31,
                                                             2006            2005
                                                               $               $
                                                        --------------- ---------------
  VOYAGE REVENUES                                            44,141           34,764
  ----------------------------------------------------- --------------- ---------------
  OPERATING EXPENSES
  Voyage expenses                                               277              192
  Vessel operating expenses (note 10c)                        8,961            7,994
  Depreciation and amortization                              12,659           10,211
  General and administrative (notes 10b and 10d)              3,095            1,510
  ----------------------------------------------------- --------------- ---------------
  Total operating expenses                                   24,992           19,907
  ----------------------------------------------------- --------------- ---------------
  Income from vessel operations                              19,149           14,857
  ----------------------------------------------------- --------------- ---------------
  OTHER ITEMS
  Interest expense (notes 4 and 7)                          (18,601)         (25,612)
  Interest income                                             7,437            6,269
  Foreign currency exchange (loss) gain (note 7)             (7,825)          45,000
  Other income (note 8)                                         608            1,393
  ----------------------------------------------------- --------------- ---------------
  Total other items                                         (18,381)          27,050
  ----------------------------------------------------- --------------- ---------------
  Net income                                                    768           41,907
  ===================================================== =============== ===============
  General partner's interest in net income                       15                -
  Limited partners' interest:
    Net income                                                  753           41,907
    Net income per: (note 13)
    - Common unit (basic and diluted)                          0.04             1.79
    - Subordinated unit (basic and diluted)                    0.00             1.79
    - Total unit (basic and diluted)                           0.02             1.79
  ----------------------------------------------------- --------------- ---------------
  Weighted-average number of units outstanding:
    - Common units (basic and diluted)                   20,238,072        8,734,572
    - Subordinated units (basic and diluted)             14,734,572       14,734,572
    - Total units (basic and diluted)                    34,972,644       23,469,144
  ----------------------------------------------------- --------------- ---------------

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

                           TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                (Successor to Teekay Luxembourg S.a.r.l.)
                                  UNAUDITED CONSOLIDATED BALANCE SHEETS
                                     (in thousands of U.S. dollars)

                                                                          As at           As at
                                                                         March 31,     December 31,
                                                                          2006            2005
                                                                            $               $
                                                                     --------------- ---------------
  ASSETS
  Current
  Cash and cash equivalents                                                27,401          34,469
  Restricted cash - current (note 4)                                      137,220         139,525
  Accounts receivable                                                       4,676           2,977
  Prepaid expenses and other assets                                         5,620           3,972
  ------------------------------------------------------------------ --------------- ---------------
  Total current assets                                                    174,917         180,943
  ------------------------------------------------------------------ --------------- ---------------
  Restricted cash - long-term (notes 4 and 12)                            567,517         158,798
  Vessels and equipment (note 7)
  At cost, less accumulated depreciation of $21,139
    (December 31, 2005 -  $16,235)                                        503,489         507,825
  Vessels under capital leases, at cost, less accumulated
    depreciation of $37,218 (December 31, 2005 - $32,266) (note 4)        673,168         677,686
  Advances on newbuilding contracts (note 12)                                   -         316,875
  ------------------------------------------------------------------ --------------- ---------------
  Total vessels and equipment                                           1,176,657       1,502,386
  ------------------------------------------------------------------ --------------- ---------------
  Other assets (note 11)                                                   65,703          20,215
  Intangible assets - net (note 5)                                        166,911         169,194
  Goodwill (note 5)                                                        39,279          39,279
  ------------------------------------------------------------------ --------------- ---------------
  Total assets                                                          2,190,984       2,070,815
  ================================================================== =============== ===============
  LIABILITIES AND PARTNERS' EQUITY
  Current
  Accounts payable                                                          5,953           5,885
  Accrued liabilities                                                      14,576          13,952
  Current portion of long-term debt (note 7)                                8,434           8,103
  Current obligation under capital leases (note 4)                        144,867         137,646
  Current portion of long-term debt related to
    newbuilding vessels to be leased (note 12)                              2,076               -
  Advances from affiliate (notes 10e and 10f)                               4,097           2,222
  ----------------------------------------------------------------- --------------- ---------------
  Total current liabilities                                               180,003         167,808
  ----------------------------------------------------------------- --------------- ---------------
  Long-term debt (note 7)                                                 398,467         398,249
  Long-term obligation under capital leases (note 4)                      383,793         382,343
  Long-term debt related to newbuilding vessels
    to be leased (note 12)                                                403,407         319,573
  Other long-term liabilities (note 11)                                    50,255          33,703
  ----------------------------------------------------------------- --------------- ---------------
  Total liabilities                                                     1,415,925       1,301,676
  ----------------------------------------------------------------- --------------- ---------------
  Commitments and contingencies (note 12)

  Partners' equity
  Partners' equity                                                        827,520         841,642
  Accumulated other comprehensive loss (note 9)                           (52,461)        (72,503)
  ----------------------------------------------------------------- --------------- ---------------
  Total partners' equity                                                  775,059         769,139
  ----------------------------------------------------------------- --------------- ---------------
  Total liabilities and partners' equity                                2,190,984       2,070,815
  ================================================================= =============== ===============

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

                           TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                              (Successor to Teekay Luxembourg S.a.r.l.)
                            UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (in thousands of U.S. dollars)

                                                                     Three Months Ended March 31,
                                                                         2006            2005
                                                                           $               $
                                                                     -------------- --------------
  Cash and cash equivalents provided by (used for)
  OPERATING ACTIVITIES
  Net income                                                               768          41,907
  Non-cash items:
    Depreciation and amortization                                       12,659          10,211
    Deferred income tax recovery                                          (300)         (1,199)
    Foreign currency exchange loss (gain)                                8,611         (47,679)
    Accrued interest and other - net                                      (407)          5,501
  Change in non-cash working capital items
    related to operating activities                                     (3,334)          8,537
  Expenditures for drydocking                                           (1,609)              -
  ----------------------------------------------------------------- --------------- ---------------
  Net operating cash flow                                               16,388          17,278
  ----------------------------------------------------------------- --------------- ---------------
  FINANCING ACTIVITIES
  Proceeds from long-term debt                                          91,627           5,817
  Capitalized loan costs                                                (2,512)              -
  Scheduled repayments of long-term debt                                (2,009)         (3,282)
  Scheduled repayments of capital lease obligations                     (2,134)         (1,668)
  Prepayments of long-term debt                                        (29,000)         (2,587)
  Advances from affiliate                                               16,523              51
  (Increase) decrease in restricted cash (note 4)                     (392,506)          2,422
  Cash distributions paid                                              (14,721)              -
  Other                                                                   (154)              -
  ----------------------------------------------------------------- --------------- ---------------
  Net financing cash flow                                             (334,886)            753
  ----------------------------------------------------------------- --------------- ---------------
  INVESTING ACTIVITIES
  Expenditures for vessels and equipment                                (1,542)        (43,962)
  Proceeds from sale of vessels and equipment (note 4)                 312,972          63,026
  ----------------------------------------------------------------- --------------- ---------------
  Net investing cash flow                                              311,430          19,064
  ----------------------------------------------------------------- --------------- ---------------
  (Decrease) increase in cash and cash equivalents                      (7,068)         37,095
  Cash and cash equivalents, beginning of the period                    34,469         156,410
  ----------------------------------------------------------------- --------------- ---------------
  Cash and cash equivalents, end of the period                          27,401         193,505
  ================================================================= =============== ===============

        Please see Note 6 for supplemental cash flow disclosure.

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

                                          TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
                                                (Successor to Teekay Luxembourg S.a.r.l.)
                               UNAUDITED CONSOLIDATED STATEMENT OF PARTNERS' EQUITY/STOCKHOLDER DEFICIT
                                               (in thousands of U.S. dollars and units)

                                                            PARTNERS' EQUITY
                                            -------------------------------------------------
                                                      Limited Partners
                                            ---------------------------------------
                                                                                              Accumulated
                                 Stockholder                                                    Other
                                   Deficit                                           General Comprehensive
                                (Predecessor)      Common          Subordinated      Partner     Loss     Total
                                      $       Units       $       Units       $         $         $         $
-------------------------------- ---------- --------- --------- --------- --------- --------- --------- ---------

Balance as at December 31, 2004   (123,002)        -         1         -         -         -         -  (123,001)
  Net income (January 1 -
    May 9, 2005)                    29,215         -         -         -         -         -         -    29,215
  Unrealized loss on derivative
    instruments (note 11)          (22,874)        -         -         -         -         -         -   (22,874)
  Reclassification adjustment
    for loss on derivative
    instruments included in
    net income (note 11)            14,359         -         -         -         -         -         -    14,359
  Sale of the Santiago Spirit
    (note 10g)                      (3,115)        -         -         -         -         -         -    (3,115)
-------------------------------- ---------- --------- --------- --------- --------- --------- --------- ---------

Balance as at May 9, 2005         (105,417)        -         1         -         -         -         -  (105,416)
 Equity contribution by
   Teekay Shipping
   Corporation (note 1)            105,417     8,734   211,788    14,735   357,318    11,614   (52,194)  633,943
 Proceeds from initial public
   offering of limited
   partnership interests,
   net of offering costs
   of $16,089 (note 2)                   -     6,900   135,711         -         -         -         -   135,711
 Proceeds from follow-on
   public offering of limited
   partnership interests,
   net of offering costs
   of $5,832 (note 2)                    -     4,600   120,208         -         -     2,572         -   122,780
 Issuance of units to
   non-employee directors
   (note 2)                              -         4         -         -         -         -         -         -
 Net income (May 10 -
   December 31, 2005)                    -         -    23,716         -    16,951     9,665         -    50,332
 Cash distributions                      -         -   (10,137)        -    (9,551)     (402)        -   (20,090)
 Unrealized loss on derivative
   instruments (note 11)                 -         -         -         -         -         -   (26,622)  (26,622)
 Reclassification adjustment for
   loss on derivative
   instruments included
   in net income (note 11)               -         -         -         -         -         -     6,313     6,313
 Purchase of three Suezmax
   tankers from Teekay
   Shipping Corporation                  -         -   (15,773)        -   (11,483)     (556)        -   (27,812)
-------------------------------- ---------- --------- --------- --------- --------- --------- --------- ---------
Balance as at December 31, 2005          -    20,238   465,514    14,735   353,235    22,893   (72,503)  769,139
 Net income (January 1  -
   March 31, 2006)                       -         -       753         -         -        15         -       768
 Cash distributions                      -         -    (8,348)        -    (6,078)     (295)        -   (14,721)
 Unrealized gain on
   derivative instruments
   (notes 9 and 11)                      -         -         -         -         -         -    17,812    17,812
 Reclassification adjustment
   for loss on derivative
   instruments included
   in net income (notes 9
   and 11)                               -         -         -         -         -         -     2,230     2,230
 Offering costs from
   follow-on public
   offering of limited
   partnership
   interests (note 2)                    -         -      (169)        -         -         -         -      (169)
-------------------------------- ---------- --------- --------- --------- --------- --------- --------- ---------
Balance as at March 31, 2006             -    20,238   457,750    14,735   347,157    22,613   (52,461)  775,059
================================ ========== ========= ========= ========= ========= ========= ========= =========

        The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or Luxco), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or Tapias) and renamed it Teekay Shipping Spain S.L. (or Teekay Spain). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the Partnership), to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, to the Partnership in connection with the Partnership’s initial public offering on May 10, 2005 of 6.9 million common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership’s general partner, Teekay GP L.L.C. (or the General Partner) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. During November 2005, the Partnership issued in a public offering an additional 4.6 million common units, effectively reducing Teekay Shipping Corporation’s limited partnership interest to 65.8% (please see Note 2).

The accompanying unaudited consolidated interim financial statements include the accounts of Luxco and its subsidiaries, which include Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain), and Teekay Nakilat Corporation (or Teekay Nakilat), a variable interest entity for which the Partnership is the primary beneficiary (please see Note 12). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2005. In the opinion of the General Partner’s management, these interim statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

2.	Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units at a price of $22.00 per unit. During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-On Offering). Concurrent with the Follow-On Offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

                                                                               Follow-On
                                                                  IPO          Offering         Total
                                                                   $               $              $
   Proceeds received:                                        -------------- -------------- --------------
    Sale of 6,900,000 common units at $22.00 per unit........    151,800              -        151,800
    Sale of 4,600,000 common units at $27.40 per unit........          -        126,040        126,040
    General Partner contribution.............................          -          2,572          2,572
                                                             -------------- -------------- --------------
                                                                 151,800        128,612        280,412
                                                             -------------- -------------- --------------

  Use of proceeds from sale of common units:
    Underwriting and structuring fees........................     10,473          5,042         15,515
    Professional fees and other offering expenses to
      third parties..........................................      5,616            959          6,575
    Repayment of advances from Teekay Shipping
      Corporation............................................    129,400              -        129,400
    Purchase of three Suezmax tankers from Teekay                      -        122,611        122,611
      Shipping Corporation...................................
    Working capital..........................................      6,311              -          6,311
                                                              -------------- -------------- --------------
                                                                 151,800        128,612        280,412
                                                              -------------- -------------- --------------
Concurrently with the IPO, the Partnership awarded 700 common units as compensation to each of the Partnership’s five non-employee directors. These common units reverse vest equally over a three-year period.

3.	Segment Reporting

The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership’s LNG carrier segment consists of LNG carriers subject to fixed-rate time charters. The Partnership’s Suezmax tanker segment consists of conventional crude oil tankers operating on fixed-rate time-charter contracts. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2005.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The following tables include results for these segments for the interim periods presented in these financial statements.

    ----------------------------------------------------------------------------------------------------------
                                                              Three Months Ended March 31,
                                      ------------------------------------------------------------------------
                                                      2006                                2005
    --------------------------------- ----------------------------------- ------------------------------------
                                          LNG       Suezmax                   LNG        Suezmax
                                         Carrier    Tanker                  Carrier      Tanker
                                         Segment    Segment      Total      Segment      Segment      Total
                                           $           $           $           $            $           $
    --------------------------------- ----------- ----------- ----------- ----------- ------------ -----------
    Voyage revenues..................    23,700     20,441      44,141      24,264       10,500       34,764
    Voyage expenses..................         -        277         277          48          144          192
    Vessel operating expenses........     3,802      5,159       8,961       4,343        3,651        7,994
    Depreciation and amortization....     7,678      4,981      12,659       7,522        2,689       10,211
    General and administrative (1) ..     1,403      1,692       3,095         755          755        1,510
                                      ----------- ----------- ----------- ----------- ------------ -----------
    Income from vessel operations....    10,817      8,332      19,149      11,596        3,261       14,857
                                      =========== =========== =========== =========== ============ ===========
    Expenditures for vessels and
      equipment......................     1,542          -       1,542           -       43,962       43,962
    --------------------------------- ----------- ----------- ----------- ----------- ------------ -----------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the unaudited consolidated interim balance sheet is as follows:

                                                                      As at           As at
                                                                    March 31,      December 31,
                                                                      2006            2005
                                                                        $               $
                                                                --------------- ----------------
    Total assets of the LNG carrier segment....................   1,704,489          1,576,990
    Total assets of the Suezmax tanker segment.................     445,204            448,525
    Cash and cash equivalents..................................      27,401             34,469
    Accounts receivable and other
      assets...................................................      13,890             10,831
                                                                 --------------- ----------------
      Consolidated total assets ................................  2,190,984          2,070,815
                                                                 =============== ================
4.	Capital Lease Obligations and Restricted Cash

Capital Leases

LNG Carriers. As at March 31, 2006, the Partnership was a party to capital leases on two LNG carriers, which are structured as “Spanish tax leases”. Under the terms of the Spanish tax leases, the Partnership will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at March 31, 2006 and December 31, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at March 31, 2006, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($349.3 million), including imputed interest of 40.7 million Euros ($49.3 million), repayable as follows:

    Year                                                Commitment
    2006.................................. 123.2 million Euros ($149.3 million)
    2007................................... 23.3 million Euros ($28.2 million)
    2008................................... 24.4 million Euros ($29.6 million)
    2009................................... 25.6 million Euros ($31.1 million)
    2010................................... 26.9 million Euros ($32.6 million)
    Thereafter............................. 64.8 million Euros ($78.5 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

During January 2006, three subsidiaries of Teekay Nakilat, each of which has contracted to have built one LNG carrier, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) for proceeds of $313.0 million. Concurrent with the sale, Teekay Nakilat entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers (please see Note 12).

Suezmax Tankers. As at March 31, 2006, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels for a fixed price after the end of their respective lease terms, which will occur at various times from 2007 to 2010. The weighted-average interest rate implicit in these capital leases at the inception of the leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at March 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $269.4 million, including imputed interest of $40.7 million, repayable as follows:

     Year                                              Commitment
     2006.........................................  $ 19.1 million
     2007.........................................   145.1 million
     2008.........................................     8.6 million
     2009.........................................     8.5 million
     2010.........................................    88.1 million
Restricted cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 252.3 million Euros ($305.7 million) and 249.0 million Euros ($295.0 million) as at March 31, 2006 and December 31, 2005, respectively. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans (please see Note 7) and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at March 31, 2006 and December 31, 2005, the weighted-average interest rate earned on the deposits was 5.2%.

Under the terms of the leases for the three LNG carriers, Teekay Nakilat is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $395.3 million as at March 31, 2006. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from the joint venture partners (please see Note 12). As at March 31, 2006, the weighted-average interest rate earned on the deposits was 4.7%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $3.7 million and $3.3 million as at March 31, 2006 and December 31, 2005, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

5.	Intangible Assets and Goodwill

As at March 31, 2006 and December 31, 2005, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at March 31, 2006 and December 31, 2005 is as follows:

                                                                 March 31,    December 31,
                                                                   2006           2005
                                                                    $               $
                                                             --------------- --------------
     Gross carrying amount...................................    182,552        182,552
     Accumulated amortization................................    (15,641)       (13,358)
                                                             --------------- --------------
     Net carrying amount.....................................    166,911        169,194
                                                             =============== ==============
All intangible assets were recognized on April 30, 2004, when the Predecessor acquired Teekay Spain. Amortization expense of intangible assets for each of the three month-periods ended March 31, 2006 and 2005 was $2.3 million.

The carrying amount of goodwill as at March 31, 2006 and December 31, 2005 for the Partnership’s reporting segments is as follows:

                                                             Suezmax       LNG
                                                             Tanker      Carrier
                                                             Segment     Segment      Total
                                                                $           $           $
                                                           ----------- ----------- -----------
    Balance as at March 31, 2006 and December 31, 2005.....   3,648       35,631      39,279
                                                           =========== =========== ===========
6.	Cash Flows

Cash interest paid by the Partnership during the three months ended March 31, 2006 and 2005 totaled $11.6 million and $16.3 million, respectively.

7.	Long-Term Debt

                                                                               March 31,  December 31,
                                                                                 2006        2005
                                                                                  $            $
                                                                             ------------ -----------
     U.S. Dollar-denominated Revolving Credit Facility due through 2015......   23,000       29,000
     Euro-denominated Term Loans due through 2023............................  383,901      377,352
                                                                             ------------ -----------
                                                                               406,901      406,352
     Less current portion....................................................    8,434        8,103
                                                                             ------------ -----------
     Total...................................................................  398,467      398,249
                                                                             ============ ===========
In connection with the IPO, one of the Partnership’s LNG carrier-owning subsidiaries amended its term loan agreement to provide for a $100.0 million senior secured revolving credit facility, of which $100.0 million was undrawn at March 31, 2006. Interest payments are based on LIBOR plus a margin and may be used by the Partnership for general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Partnership’s obligations under this facility are secured by a first-priority mortgage on one of its LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier. This facility is available to the Partnership until September 2009.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

During December 2005, the Partnership entered into a $137.5 million nine-year revolving credit facility, of which $114.5 million was undrawn at March 31, 2006. This facility bears interest at a rate of LIBOR plus a margin and may be used by the Partnership for general partnership purposes. The Partnership’s obligations under this facility are secured by a first-priority mortgage on three of its Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers. This facility contains covenants that require the maintenance of a minimum free liquidity and minimum tangible net worth and provide a maximum leverage ratio.

The Partnership has term loans outstanding, which, as at March 31, 2006, totaled 316.8 million Euros ($383.9 million) of Euro-denominated loans. These loans were used to make restricted cash deposits that fully fund payments under capital leases (please see Note 4). Interest payments on the Euro-denominated term loans are based on EURIBOR plus a margin. The term loans reduce in monthly payments with varying maturities through 2023. All term loans of the Partnership are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

At March 31, 2006 and December 31, 2005, the margins on our term loans and revolving credit facilities ranged from 0.5% and 1.3%.

The weighted-average effective interest rate for U.S. Dollar-denominated debt outstanding at March 31, 2006 and December 31, 2005 was 5.5% and 5.6%, respectively. The weighted-average effective interest rate for Euro-denominated debt outstanding at March 31, 2006 and December 31, 2005 was 3.8% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (please see Note 11).

All Euro-denominated term loans and Euro-denominated advances from affiliates (prior to the IPO) are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange losses of $7.8 million during the three months ended March 31, 2006 and foreign exchange gains of $45.0 million during the three months ended March 31, 2005.

The aggregate annual long-term debt principal repayments required for periods subsequent to March 31, 2006 are $6.3 million (2006), $8.9 million (2007), $9.5 million (2008), $10.2 million (2009), $11.0 million (2010), and $361.0 million (thereafter).

All of the Partnership’s existing vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by first-preferred mortgages on the applicable vessel. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under the term loans and revolving credit facilities. In addition, the Partnership’s term loan for one of its LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros. The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

8.	Other Income

                                                                Three Months Ended March 31,
                                                                     2006        2005
                                                                       $           $
                                                                  ----------- -----------
     Income tax recovery..........................................    300        1,356
     Miscellaneous................................................    308           37
                                                                  ----------- -----------
     Other income.................................................    608        1,393
                                                                  =========== ===========

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

9.	Comprehensive Income

                                                                Three Months Ended March 31,
                                                                     2006         2005
                                                                      $             $
                                                                 ------------ ------------
    Net income...................................................     768        41,907
    Other comprehensive income:
      Unrealized gain on derivative instruments..................  17,812         2,008
      Reclassification adjustment for loss on derivative
       instruments included in net income........................   2,230         5,113
                                                                 ------------ ------------
    Comprehensive income.........................................  20,810        49,028
                                                                 ============ ============
10.	Related Party Transactions

a)	The Partnership has entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and others governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

b)	The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three months ended March 31, 2006, the Partnership incurred $0.9 million of these costs.

c)	The Partnership has entered into an insurance agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation provides the Partnership with off-hire insurance for its LNG carriers commencing January 1, 2006. During the three months ended March 31, 2006, the Partnership incurred $0.1 million of this cost.

d)	The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership’s business. During the three months ended March 31, 2006, the Partnership incurred $0.1 million of these costs.

e)	The Partnership’s Suezmax tanker, the Toledo Spirit, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation under which Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three months ended March 31, 2006, $1.8 million was paid or payable by the Partnership to Teekay Shipping Corporation as a result of this agreement.

f)	At March 31, 2006 and December 31, 2005, advances from affiliates totaled $4.1 million and $2.2 million, respectively. Advances from affiliates are non-interest bearing and unsecured.

g)	In early 2005, the Partnership completed the sale of the Santiago Spirit (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, has been accounted for as an equity distribution.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

11.	Derivative Instruments and Hedging Activities

The Partnership, including Teekay Nakilat, uses derivatives only for hedging purposes.

As at March 31, 2006, the Partnership was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt whereby certain of the Partnership’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations and fixed-rate deposits:

                                                                        Fair Value
                                                                        /Carrying     Weighted-
                                                                        Amount of     Average        Fixed
                                             Interest     Principal       Asset       Remaining      Interest
                                              Rate         Amount      (Liability)      Term          Rate
                                              Index           $             $          (years)        (%)(1)
                                          ------------- ------------- ------------- ------------- -------------
      LIBOR-Based Debt:
      U.S. Dollar-denominated
       interest rate swaps (2)............    LIBOR        387,519        29,198         30.8          4.9
      U.S. Dollar-denominated interest
       rate swaps (2)(3)..................    LIBOR        234,000       (15,205)        12.0          6.2
      LIBOR-Based Restricted
       Cash Deposit:
     U.S. Dollar-denominated interest
       rate swaps (2).....................    LIBOR        392,137       (35,050)        30.8          4.8
      EURIBOR-Based Debt:
     Euro-denominated interest rate
       swaps(4)...........................   EURIBOR       383,901         7,867         18.2          3.8
                                          ============= ============= ============= ============= =============

(1)	Excludes the margin the Partnership pays on its floating-rate debt. (Please see Note 7).

(2)	U.S. Dollar-denominated interest rate swaps are held in Teekay Nakilat.

(3)	Inception dates of swaps are December 2006 ($78.0 million) and March and June of 2007 ($156.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($84.9 million) by the maturity dates of the swap agreements.

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining terms of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income and is presented as interest expense. During the three months ended March 31, 2006, the ineffective portion of the Partnership’s interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

12.	Commitments and Contingencies

The Partnership has entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat and the related 20-year time charters. Teekay Nakilat has a 30-year lease arrangement for three LNG carriers currently under construction. The purchase will occur upon the delivery of the first newbuilding under capital lease, which is scheduled during the fourth quarter of 2006. The estimated purchase price for the 70% interest in Teekay Nakilat is approximately $93.0 million, before the expected benefits from the lease arrangements, which are described in further detail below.

In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE. The Partnership has consolidated Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat is a VIE and the Partnership is its primary beneficiary. The assets and liabilities of Teekay Nakilat in the Partnership’s financial statements are recorded at historical cost as the Partnership and Teekay Nakilat are under common control.

During January 2006, three subsidiaries of Teekay Nakilat, each of which has contracted to have built one LNG carrier sold their shipbuilding contracts to SeaSpirit for proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. Concurrent with the sale, Teekay Nakilat entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. The proceeds from the sale were used to partially fund restricted cash deposits, which totaled $395.3 million as at March 31, 2006. During vessel construction, the amount of restricted cash approximates the accumulated vessel construction costs and is expected to increase by approximately $137.2 million during the remaining construction period. Teekay Nakilat has long-term financing arrangements in place to fund its remaining funding commitments of these restricted cash deposits. Under the terms of the leases and upon vessel delivery, the Partnership is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The benefits of these lease arrangements will be received subsequent to the Partnership’s purchase of Teekay Shipping Corporation’s 70% interest in Teekay Nakilat. Consequently, the Partnership’s 70% share of these benefits, which is expected to be $40 million, will be obtained by a reduction in lease payments for the three LNG carriers instead of a reduction in the purchase price of the 70% interest in Teekay Nakilat.

The following table summarizes the balance sheet of Teekay Nakilat at March 31, 2006 and December 31, 2005.

                                                                                March 31,    December 31,
                                                                                    2006          2005
                                                                                     $             $
                                                                                ------------- -------------
     ASSETS
     Prepaid expenses and other current assets..................................    1,107              -
     Restricted cash - long-term................................................  395,320              -
     Advances on newbuilding contracts..........................................        -        316,875
     Other assets...............................................................   40,565          4,175
                                                                                ------------- -------------
     Total assets...............................................................  436,992        321,050
                                                                                ============= =============

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

                                                                                 March 31,    December 31,
                                                                                  2006           2005
                                                                                    $              $
                                                                              -------------- --------------
    LIABILITIES AND SHAREHOLDERS' DEFICIT
    Accrued liabilities.......................................................     3,338          1,477
    Debt related to newbuilding vessels to be leased (please see table
     below)...................................................................   405,483        319,573
    Other long-term liabilities...............................................    50,255         23,565
                                                                              -------------- --------------
    Total liabilities.........................................................   459,076        344,615
                                                                              -------------- --------------
    Total shareholders' deficit...............................................   (22,084)       (23,565)
                                                                              -------------- --------------
    Total liabilities and shareholders' deficit...............................   436,992        321,050
                                                                              ============== ==============

   Teekay Nakilat's assets have been financed with the following debt financing:

                                                                                March 31,     December 31,
                                                                                  2006           2005
                                                                                    $              $
                                                                              -------------- --------------
    U.S. Dollar-denominated Term Loans due through 2019.......................   274,510        205,882
    Interest-bearing Shareholder Loans of Teekay Nakilat......................   113,017        111,666
    Non-interest bearing Shareholder Loans of Teekay Nakilat..................    17,956          2,025
                                                                              -------------- --------------
                                                                                 405,483        319,573
    Less current portion......................................................     2,076              -
                                                                              -------------- --------------
    Total.....................................................................   403,407        319,573
                                                                              ============== ==============
Teekay Nakilat has U.S. Dollar-denominated term loans outstanding, which, as at March 31, 2006, totaled $274.5 million. Interest payments on these term loans are based on LIBOR plus margins. At March 31, 2006 and December 31, 2005, these margins ranged between 0.9% and 1.05%. The term loans reduce in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loans will have approximately $56.0 million per vessel in bullet repayments, due at maturity. Upon delivery of the first LNG carrier under capital lease, a portion of the term loans will be drawn to repay the non-interest bearing shareholder loans of Teekay Nakilat. All term loans are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Shipping Corporation. The creditors of Teekay Nakilat do not have recourse to the Partnership.

During December 2005, $111.7 million of Teekay Nakilat’s equity owned by Teekay Shipping Corporation ($78.2 million) and Qatar Gas Transport Company Ltd. (Nakilat) ($33.5 million) was converted to interest-bearing shareholder loans. Interest payments on these loans are based on a fixed interest rate of 4.84% and are payable commencing one year after the delivery of the third LNG carrier. These loans are unsecured and are repayable on demand.

The aggregate annual long-term debt principal repayments of Teekay Nakilat required for periods subsequent to March 31, 2006 are $0.0 (2006), $11.4 million (2007), $14.6 million (2008), $14.6 million (2009), $14.6 million (2010), and $219.3 million (thereafter).

The Partnership’s maximum exposure to loss at March 31, 2006, as a result of its commitment to purchase Teekay Shipping Corporation’s interest in Teekay Nakilat, is limited to the purchase price of its 70% interest in Teekay Nakilat.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

13.	Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner’s interest from the issuance date of the units of May 10, 2005, as described below, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership in connection with the IPO, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the general partner’s, common unit holders’ and subordinated unitholders’ interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net income for the three months ended March 31, 2006 was $0.1 million, which included a $7.8 million foreign currency translation loss relating primarily to long-term debt denominated in Euros. The limited partners’ interest in net income for this period was $0.1 million. Subsequent to March 31, 2006, cash distributions declared and paid to the limited partners for the three months ended March 31, 2006 totaled $16.2 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the three months ended March 31, 2006, net income did not exceed $0.4625 per unit and, consequently, the assumed distributions of net income did not result in the use of the increasing percentages to calculate the General Partner’s interest in net income.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the three months ended March 31, 2006, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.

14.	Other Information

a)	In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation is entering into these transactions with an Indonesian partner that has taken a 30% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its 70% ownership interest in these vessels and related charter contracts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

b)	In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years). In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. Teekay Shipping Corporation is entering into these transactions with Qatar Gas Transport Company Ltd. (Nakilat), which has taken a 60% interest in the vessels and related contracts. In accordance with an existing agreement, Teekay Shipping Corporation is required to offer to the Partnership its 40% ownership interest in these vessels and related charter contracts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2006
PART I – FINANCIAL INFORMATION

ITEM 2 —   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG operations.

We manage our business and analyze and report our results of operations on the basis of the following two business segments:

           LNG Carrier Segment. We have four LNG carriers, all of which operate under long-term, fixed-rate charters.

In addition, we have entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat) and the related 20-year time charters. Teekay Nakilat has a 30-year lease arrangement on three LNG carriers currently under construction. The purchase will occur upon the delivery of the first newbuilding under capital lease, which is scheduled during the fourth quarter of 2006. The remaining two newbuildings under capital lease are scheduled for delivery in the first half of 2007. Upon their deliveries, these vessels will commence service under existing charters with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation, established for the purpose of expanding LNG production in Qatar. Please read Item 1 – Financial Statements: Note 12 – Commitments and Contingencies.

During the three months ended March 31, 2006 and 2005, our LNG carrier segment generated 54.0% and 70.0%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have eight Suezmax class crude oil tankers, including a new tanker, the Toledo Spirit, that delivered in July 2005 and three double-hulled Suezmax tankers we acquired from Teekay Shipping Corporation in November 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the Granada Spirit. During the three months ended March 31, 2005, we had four Suezmax tankers. Please read “ — Follow-On Offering and Acquisition of Three Suezmax Tankers” below. We describe our Suezmax tanker dispositions and deliveries in more detail under “ — Results of Operations” below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

During the three months ended March 31, 2006 and 2005, our Suezmax tanker segment generated 46.0% and 30.0%, respectively, of our total net voyage revenue.

Our original fleet was established by Naviera F. Tapias S.A. (or Tapias), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or Luxco), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or Teekay Spain).

Our Initial Public Offering

On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the Granada Spirit, in connection with our initial public offering on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in us. Our general partner, Teekay GP L.L.C., received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. We sold 6.9 million of our common units, which represent limited partner interests, in our initial public offering at a price of $22.00 per unit, for net proceeds of $135.7 million, net of $16.1 million of underwriting costs and offering expenses. Please read Item 1- Financial Statements: Note 2 – Public Offerings.

New Long-Term, Fixed-Rate LNG Contracts Awarded

In July and August 2005, Teekay Shipping Corporation announced that it has been awarded new long-term, fixed-rate time charter contracts to transport LNG and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in the ownership of the time charters and related vessels, and Teekay Shipping Corporation will offer to us its interest in these charters and vessels. Please read Item 1 – Financial Statements: Note 14 – Other Information.

Follow-On Offering and Acquisition of Three Suezmax Tankers

In November 2005, we completed our follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Net proceeds from the offering were $120.0 million, net of $6.0 million of underwriting costs and offering expenses. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest. Please read Item 1 – Financial Statements: Note 2 – Public Offerings.

Concurrently with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit (collectively, the ConocoPhillips Tankers), are similar in size to our other five crude oil tankers. The ConocoPhillips Tankers have an average age of two years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately 10 years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years.

Our Charters

We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

•	Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or “spot,” market rate.

During the three months ended March 31, 2006 and 2005, we derived 100.0% of our revenues from time charters. We do not anticipate earning revenues from voyage charters in the foreseeable future.

“Hire” rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components – a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than for the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.

The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases to another fixed amount for any extensions of the initial term. These time charters do not include capital or operating components or adjust for inflation.

For our charters, other than the charters for the RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for one Suezmax tanker, the Teide Spirit.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When a vessel is “off-hire”—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Commencing January 1, 2006, Teekay Shipping Corporation began providing off-hire insurance for our LNG carriers. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The average remaining term of our existing long-term, fixed-rate time charters is approximately 19 years for our LNG carriers and 14 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of our three LNG newbuilding charters is 20 years, in each case from delivery of the vessel.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During the three months ended March 31, 2006 and 2005, we derived 84% and 100%, respectively, of our revenues from four customers – Compania Espanola de Petroleos, S.A. (30% and 30%), Repsol YPF, S.A. (27% and 33%), Gas Natural SDG, S.A. (14% and 20%) and Unión Fenosa Gas, S.A (13% and 17%). In addition, during the three months ended March 31, 2006, we derived 16% of our revenues from a subsidiary of ConocoPhillips. After delivery of the three RasGas II LNG newbuildings under capital leases and commencement of the related charters, we expect to derive a significant amount of revenues from RasGas II. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from time charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 1 – Financial Statements: Note 3 – Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. An indicator of the use of our fleet during a given period, which is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations, such as the lease agreements for the three RasGas II LNG newbuilding carriers. For more information, please read Item 1 – Financial Statements: Note 4 – Capital Lease Obligations and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:

•	Unrealized end-of-period revaluations. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

•	Foreign currency revenues and expenses. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read Item 3 - Quantitative and Qualitative Disclosures About Market Risk.

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

•	Our financial results reflect changes in our capital structure. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

•	Our historical operating results include the historical results of Luxco for the three months ended March 31, 2005. Teekay Shipping Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. During the three months ended March 31, 2005, Luxco had no revenues, expenses or income, other than:

•	net interest expense of $1.0 million related to $448.0 million of advances from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain; and

•	an unrealized foreign exchange loss of $7.7 million for the three months ended March 31, 2005 related to the advances, which were Euro-denominated.

Luxco’s results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our financial and operating data for the three months ended March 31, 2006 may not be comparable to the same period last year.

•	Our financial results reflect the consolidation of Teekay Nakilat, a variable interest entity for which we are the primary beneficiary. In May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat and the related 20-year time charters. Teekay Nakilat has a 30-year lease arrangement on three LNG carriers currently under construction. The purchase will occur upon the delivery of the first newbuilding under capital lease, which is scheduled during the fourth quarter of 2006. As discussed below, we are required to consolidate Teekay Nakilat for financial statement purposes.

In January 2003, the Financial Accounting Standards Board (or FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46 requires that this party consolidate the VIE. We have consolidated Teekay Nakilat in our consolidated financial statements, as Teekay Nakilat is a VIE and we are its primary beneficiary. Please read Item 1 — Financial Statements: Note 1 – Basis of Presentation and Note 12 – Commitments and Contingencies.

•	Our financial results reflect the sale and leaseback of the three RasGas II LNG newbuildings of Teekay Nakilat. During January 2006, three subsidiaries of Teekay Nakilat, each of which has contracted to have built one LNG carrier, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or SeaSpirit) and entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. Under the terms of the leases and upon vessel delivery, the Partnership is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases.

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits. During the three months ended March 31, 2006, we placed an additional $82.3 million in restricted cash deposits, which was funded with $68.6 million of term loans and $13.7 million of loans from Teekay Shipping Corporation. During the three months ended March 31, 2006, Teekay Nakilat earned $3.3 million of interest income on its restricted cash deposits and $4.1 million of interest expense on its long-term debt.

•	The size of our Suezmax tanker fleet has changed. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. During the three months ended March 31, 2005, we had four Suezmax tankers, while during the three months ended March 31, 2006, we had eight Suezmax tankers. Please read “– Results of Operations – Suezmax Tanker Segment” below for further details about our vessel dispositions and deliveries.

•	One of our Suezmax tankers earns revenues based partly on the current spot market rates. The time charter for our Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when current market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter. During the three months ended March 31, 2006 and 2005, we earned $1.4 million and $1.8 million, respectively, in additional revenue from this variable component.

•	We are incurring additional general and administrative expenses following our initial public offering. In connection with the closing of our initial public offering and also with our acquisition of the ConocoPhillips Tankers, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries certain services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at a reasonable, arm’s-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may also pay “incentive fees” to Teekay Shipping Corporation to reward and motivate it for pursuing LNG projects that we may elect to undertake, and we may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have incurred expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

Results of Operations

The following tables present our operating results by reportable segment for the three months ended March 31, 2006 and 2005, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to the most directly comparable GAAP financial measure.

 ---------------------------------- -------------------------------------- ---------------------------------------
                                            Three Months Ended                       Three Months Ended
                                              March 31, 2006                           March 31, 2005
                                    -------------------------------------- ---------------------------------------
  (in thousands of U.S. dollars,         LNG        Suezmax                    LNG         Suezmax
  except Operating Data)               Carrier      Tanker                    Carrier      Tanker
                                       Segment      Segment       Total       Segment      Segment      Total
                                    ------------ ------------ ------------ ------------ ------------ ------------
  Voyage revenues..................    23,700       20,441       44,141       24,264        10,500      34,764
  Voyage expenses..................         -          277          277           48           144         192
                                    ------------ ------------ ------------ ------------ ------------ ------------
  Net voyage revenues..............    23,700       20,164       43,864       24,216        10,356      34,572
  Vessel operating expenses........     3,802        5,159        8,961        4,343         3,651       7,994
  Depreciation and amortization....     7,678        4,981       12,659        7,522         2,689      10,211
  General and administrative (1)...     1,403        1,692        3,095          755           755       1,510
                                    ------------ ------------ ------------ ------------ ------------ ------------
  Income from vessel operations....    10,817        8,332       19,149       11,596         3,261      14,857
                                    ============ ============ ============ ============ ============ ============
  Operating Data:
    Revenue Days (A)...............       360          704        1,064          345           354         699
    Calendar-Ship-Days (B).........       360          720        1,080          360           360         720
    Utilization (A)/(B)............     100.0%        97.8%        98.5%        95.8%         98.3%       97.1%
 ---------------------------------- ------------ ------------ ------------ ------------ ------------ ------------
(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Three Months Ended March 31, 2006 Versus Three Months Ended March 31, 2005

LNG Carrier Segment

We operated four LNG carriers during the three months ended March 31, 2006 and 2005 and, therefore, our total calendar-ship-days remained the same for both periods.

Net Voyage Revenues. Net voyage revenues decreased 2.1% to $23.7 million for the three months ended March 31, 2006, from $24.2 million for the same period last year. This decrease was the result of:

•	a decrease of $1.3 million due to the effect on our Euro-denominated revenue from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006, compared to the same period last year;

partially offset by

•	an increase of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses decreased 11.6% to $3.8 million for the three months ended March 31, 2006, from $4.3 million for the same period last year. This decrease was the result of:

•	a decrease of $0.7 million primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005; and

•	a decrease of $0.2 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006, compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

•	a number of smaller factors that increased vessel operating expenses by $0.4 million.

Depreciation and Amortization. Depreciation and amortization increased 2.7% to $7.7 million for the three months ended March 31, 2006, from $7.5 million for the same period last year. This increase reflects the amortization of drydock expenditures incurred during 2005.

Suezmax Tanker Segment

During the three months ended March 31, 2006 and 2005, we operated eight and four Suezmax tankers, respectively. The results of our Suezmax tanker segment reflect the following fleet changes during 2005:

•	the delivery and concurrent sale of a Suezmax tanker newbuilding (the Santiago Spirit) to Teekay Shipping Corporation in March 2005;

•	the delivery of a Suezmax tanker newbuildings (the Toledo Spirit) in July 2005 (or the Suezmax Delivery);

•	the sale of the Granada Spirit to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005; and

•	the acquisition of the ConocoPhillips Tankers from Teekay Shipping Corporation in November 2005.

As a result, our total calendar-ship-days increased by 100% to 720 for the three months ended March 31, 2006, from 360 calendar-ship-days for the same period last year.

Net Voyage Revenues. Net voyage revenues increased 94.2% to $20.2 million for the three months ended March 31, 2006, from $10.4 million for the same period last year. This increase was the result of:

•	an increase of $7.0 million relating the acquisition of the ConocoPhillips Tankers;

•	an increase of $2.4 million relating to the Suezmax Delivery; and

•	an increase of $1.2 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the ConocoPhillips Tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income);

partially offset by

•	a decrease of $0.4 million from an additional 13 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking; and

•	a decrease of $0.4 million in revenues earned by the Teide Spirit during the three months ended March 31, 2006 compared to the same period last year. The time charter for the Teide Spirit contains a component providing for additional revenues to us beyond the fixed hire rate when current market rates exceed threshold amounts.

Vessel Operating Expenses. Vessel operating expenses increased 40.5% to $5.2 million for the three months ended March 31, 2006, from $3.7 million for the same period last year. This increase was the result of:

•	an increase of $1.5 million relating to the acquisition of the ConocoPhillips Tankers; and

•	an increase of $0.5 million relating to the Suezmax Delivery;

partially offset by

•	a decrease of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006, compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew); and

•	a decrease of $0.2 million due to a number of smaller factors.

Depreciation and Amortization. Depreciation and amortization increased 85.2% to $5.0 million for the three months ended March 31, 2006, from $2.7 million for the same period last year. This increase was the result of:

•	an increase of $1.6 million relating to the acquisition of the ConocoPhillips Tankers; and

•	an increase of $0.7 million relating to the Suezmax Delivery.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 106.7% to $3.1 million for the three months ended March 31, 2006, from $1.5 million for the same period last year. This increase was the result of:

•	an increase of $1.2 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering and with our acquisition of the ConocoPhillips Tankers, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly traded limited partnership; and

•	a number of smaller factors which increased general and administrative expenses by $0.4 million.

Interest Expense. Interest expense decreased 27.3% to $18.6 million for the three months ended March 31, 2006, from $25.6 million for the same period last year. This decrease was the result of:

•	a decrease of $6.4 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering;

•	a decrease of $4.8 million resulting from Teekay Shipping Corporation’s contribution to us of the interest-bearing loans in connection with our initial public offering;

•	a decrease of $1.2 million resulting from scheduled debt repayments and capital lease payments on our LNG vessels from restricted cash deposits (these LNG vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrow under term loans and deposit the proceeds into restricted cash accounts and enter into capital leases for the vessels; as a result, this decrease in interest expense is offset by a corresponding decrease in the interest income from restricted cash); and

•	a decrease of $0.9 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006, compared to the same period last year;

partially offset by

•	an increase of $4.1 million relating to the interest-bearing debt of Teekay Nakilat, of which such interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three LNG newbuilding carriers;

•	an increase of $1.3 million relating to an increase in debt used to finance the Suezmax Delivery and the acquisition of the ConocoPhillips Tankers; and

•	an increase of $0.9 million from rising interest rates on our five Suezmax tanker lease obligations. (However, under the terms of our time charter contracts for these vessels, we had corresponding increases in our charter payments, which are reflected as an increase to voyage revenues.)

Interest Income. Interest income increased 17.4% to $7.4 million for the three months ended March 31, 2006, from $6.3 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers and on restricted cash deposits held for the three LNG carriers to be leased by Teekay Nakilat upon their deliveries during the fourth quarter of 2006 and the first half of 2007. This increase was the result of:

•	an increase of $3.3 million relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three LNG newbuildings of Teekay Nakilat; and

•	an increase of $0.1 million from interest earned on overnight deposits in our bank accounts;

partially offset by

•	a decrease of $1.1 million resulting from scheduled capital lease repayments on two of our LNG vessels which were funded from restricted cash deposits;

•	a decrease of $0.8 million primarily from temporary investments held during 2005; and

•	a decrease of $0.4 million due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during the three months ended March 31, 2006, compared to the same period last year.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange loss was $7.8 million for the three months ended March 31, 2006, compared to a foreign currency exchange gain of $45.0 million for the three months ended March 31, 2005. Our foreign currency exchange gains and losses, substantially all of which have been unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income. Other income of $0.6 million for the three months ended March 31, 2006 is comprised of $0.3 million of income tax recoveries and $0.3 million of miscellaneous income.

Other income of $1.4 million for the three months ended March 31, 2005 resulted primarily from income tax recoveries.

Net Income. As a result of the foregoing factors, net income was $0.8 million and $41.9 million for the three months ended March 31, 2006 and 2005, respectively.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at March 31, 2006, our total cash and cash equivalents totaled $27.4 million, compared to $34.5 million at December 31, 2005. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $241.9 million as at March 31, 2006, compared to $105.5 million as at December 31, 2005. This increase was primarily the result of our additional $137.5 million revolving credit facility we entered into during December 2005, which became available to us in January 2006.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.

We believe that cash flows from operations will be sufficient to meet our short-term liquidity needs for at least the next 12 months. We may need to raise additional capital to finance the purchase of our five Suezmax tankers that we are required to purchase at the end of their capital lease terms, which will be at various times from 2007 to 2010. We anticipate that we will be able to purchase these five tankers by assuming the outstanding financing obligations that relate to them; however, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We may be unable to raise additional funds on favorable terms, if at all.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

                                                                   Three Months Ended March 31,
                                                                       2006             2005
                                                                     ($000's)         ($000's)
  Sources of Cash:
  Operating activities: ........................................      16,388           17,278
  Financing activities:
    Advances from affiliate.....................................      16,523               51
    Proceeds from long-term debt................................      91,627            5,817
    Decrease in restricted cash.................................           -            2,422
  Investing activities:
    Proceeds from sale of vessels and equipment.................     312,972           63,026
                                                                ---------------- ----------------
                                                                     437,510           88,594
                                                                ---------------- ----------------
  Uses of Cash:
  Financing activities:
    Repayments of debt and capital lease obligations.............     33,143            7,537
    Increase in restricted cash..................................    392,506                -
    Cash distributions paid......................................     14,721                -
    Other........................................................      2,666                -
  Investing activities:
    Expenditures for vessels and equipment.......................      1,542           43,962
                                                                 ---------------- ----------------
                                                                     444,578           51,499
                                                                 ---------------- ----------------
  Net (Decrease) Increase in Cash and Cash Equivalents...........     (7,068)          37,095
                                                                 ================ ================

Operating Cash Flows. Net cash flow from operating activities decreased to $16.4 million for the three months ended March 31, 2006, from $17.3 million for the same period in 2005, primarily reflecting the timing of our cash receipts and payments and a $1.6 million increase in drydock expenditures, partially offset by the increase in operating cash flows from the Suezmax Delivery and the acquisition of the ConocoPhillips Tankers. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Net proceeds from long-term debt were $91.6 million and $5.8 million, respectively, for the three months ended March 31, 2006 and 2005. During the three months ended March 31, 2006, Teekay Nakilat used $68.6 million of these funds, along with $13.7 million of advances from Teekay Shipping Corporation, to partially fund its restricted cash deposits for the three LNG carriers that are subject to capital leases and will be delivered during the fourth quarter of 2006 and the first half of 2007.

Cash distributions paid during the three months ended March 31, 2006 was $14.7 million.

Debt repayments were $33.1 million during the three months ended March 31, 2006, compared to $7.5 million during the same period last year. The increase in debt repayments is primarily due to a $29.0 million debt prepayment made during the three months ended March 31, 2006, compared to $2.6 million in debt prepayments made during the three months ended March 31, 2005. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.

As at March 31, 2006, our total debt was $406.9 million, essentially unchanged from $406.4 million as at December 31, 2005. As at March 31, 2006, our revolving credit facilities provided for borrowings of up to $237.5 million, of which $214.5 million was undrawn. As at March 31, 2006, we had term loans outstanding that totaled 316.8 million Euros ($383.9 million) of Euro-denominated loans, compared to 318.5 million Euros ($377.4 million) of Euro-denominated loans as at December 31, 2005. Our Euro-denominated term loans reduce in monthly payments with varying maturities through 2023. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt. We have used Euro-denominated loans to make restricted cash deposits that fully fund payments under capital leases. Please read Item 1 – Financial Statements: Note 4 – Capital Lease Obligations and Restricted Cash.

We entered into the $100 million revolving credit facility in connection with our initial public offering, which was undrawn at March 31, 2006. We may use this facility for general partnership purposes and to fund cash distributions. Under the credit facility, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. Interest payments are based on LIBOR plus a margin. The credit facility is available to us until September 2009. Our obligations under this facility are secured by a first-priority mortgage on one of our LNG carriers, the Hispania Spirit, and a pledge of certain shares of the subsidiary operating the carrier.

During December 2005, we entered into a $137.5 million nine-year revolving credit facility, which became available to us in 2006, of which $114.5 million was undrawn at March 31, 2006. This facility may be used by us for general partnership purposes. Our obligations under this facility are secured by a first-priority mortgage on three of our Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers. The credit facility bears interest at a rate of LIBOR plus a margin. This facility contains covenants that require us to maintain a minimum free liquidity, minimum tangible net worth and a maximum leverage ratio.

As at March 31, 2006, our total debt related to newbuilding vessels to be leased was $405.5 million, which consisted of $274.5 million of U.S. Dollar-denominated term loans of Teekay Nakilat, $113.0 million of interest-bearing loans to Teekay Nakilat from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), and $18.0 million of non-interest bearing loans from Teekay Shipping Corporation to Teekay Nakilat. As at December 31, 2005, Teekay Nakilat’s total debt related to newbuilding vessels to be leased was $319.6 million, which consisted of $205.9 million of U.S. Dollar-denominated term loans of Teekay Nakilat, $111.7 million of interest-bearing loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), and $2.0 million of non-interest bearing loans from Teekay Shipping Corporation. Please read Item 1 – Financial Statements: Note 12 – Commitments and Contingencies.

Interest payments on the term loans in Teekay Nakilat are based on LIBOR plus a margin. The term loans reduce in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loans will have approximately $56.0 million per vessel in bullet repayments, due at maturity. Interest payments on the loans from Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) are based on a fixed interest rate of 4.84% and will be payable commencing one year after the delivery of the third LNG carrier. These loans are unsecured and are repayable on demand.

As at March 31, 2006 and December 31, 2005, the margins on our term loans and revolving credit facilities ranged from 0.5% to 1.3%.

All of our existing vessel financing is arranged on a vessel-by-vessel basis, and each financing is secured by first-preferred mortgages on the applicable vessel, together with other related collateral. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. In addition, our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities.

The term loan agreements for our LNG carriers, including the RasGas II financing arrangements we expect to assume, are with separate shipowning subsidiaries, although Teekay Spain guarantees the payments under the term loan agreements for all of our existing LNG carriers (or Teekay Shipping Corporation in the case of the RasGas II loan agreements). These agreements and the agreements that govern our revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the shipowning subsidiaries from:

•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.

The term loan for one of our LNG carriers, the Catalunya Spirit, contains covenants that require the maintenance of a minimum liquidity of 5.0 million Euros and annual restricted cash deposits of 1.2 million Euros.

Investing Cash Flows. During the three months ended March 31, 2006, Teekay Nakilat novated its shipbuilding contracts for the three RasGas II LNG carriers to SeaSpirit and was reimbursed by SeaSpirit for previously paid shipyard installments and other construction costs in the amount of $313.0 million. During the three months ended March 31, 2005, we sold the Santiago Spirit, a Suezmax tanker, to Teekay Shipping Corporation for proceeds of $63.0 million.

During the three months ended March 31, 2005, we incurred capital expenditures for vessels and equipment of $44.0 million. These capital expenditures represent construction installment payments for the Suezmax tankers, the Toledo Spirit, which delivered in July 2005, and the Santiago Spirit, which we sold upon its delivery in March 2005.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2006:

  ---------------------------------------------------------------------------------------------------------
                                                                  Balance     2007       2009
                                                                    of        and        and       Beyond
                                                        Total      2006       2008       2010       2010
  -------------------------------------------------- ---------- ---------- ---------- ---------- ----------
                                                                   (in millions of U.S. Dollars)
  U.S. Dollar-Denominated Obligations:
    Long-term debt (1)..............................     23.0         -           -          -       23.0
    Commitments under capital leases (2) ...........    269.4      19.1       153.7       96.6          -
                                                     ---------- ---------- ---------- ---------- ----------
    Total U.S. Dollar-denominated obligations.......    292.4      19.1       153.7       96.6       23.0
                                                     ---------- ---------- ---------- ---------- ----------
  Euro-Denominated Obligations: (3)
    Long-term debt (4)..............................    383.9       6.3        18.4       21.2      338.0
    Commitments under capital leases (2)(5).........    349.3     149.3        57.8       63.7       78.5
                                                     ---------- ---------- ---------- ---------- ----------
    Total Euro-denominated obligations..............    733.2     155.6        76.2       84.9      416.5
                                                     ---------- ---------- ---------- ---------- ----------
  U.S. Dollar-Denominated Obligations (Nakilat): (6)
     Commitments under capital leases...............  1,118.8         -        41.4       48.0    1,029.4
     Long-term debt relating to newbuilding vessels
      to be leased (including purchase obligation)..    405.5      93.0        26.0       29.2      257.3
                                                     ---------- ---------- ---------- ---------- ----------
    Total U.S. Dollar-denominated obligations.......  1,524.3      93.0        67.4       77.2    1,286.7
                                                     ---------- ---------- ---------- ---------- ----------
  Totals............................................  2,549.9     267.7       297.3      258.7    1,726.2
                                                     ========== ========== ========== ========== ==========
(1)	Excludes interest payments which are based on LIBOR plus a margin.

(2)	Includes amounts we are required to pay to purchase the vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase two of our existing LNG carriers upon the termination of the related capital leases in 2006 for the Catalunya Spirit and 2011 for the Madrid Spirit, both of which purchase obligations have been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 4 – Capital Lease Obligations and Restricted Cash.

(3)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2006.

(4)	Excludes interest payments which are based on EURIBOR plus a margin.

(5)	Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

(6)	During May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat and the related 20-year time charters. Our estimated purchase commitment is $92.8 million. Teekay Nakilat has a 30-year lease arrangement on three LNG carriers currently under construction. The purchase will occur upon the delivery of the first newbuilding under capital lease, which is scheduled during the fourth quarter of 2006. As a result of this agreement, under current U.S. accounting guidelines we are required to consolidate Teekay Nakilat even though we do not yet have an ownership interest in Teekay Nakilat. During January 2006, Teekay Shipping Corporation completed a 30-year lease arrangement that was used to finance the purchase of the three newbuildings owned by Teekay Nakilat. Please read Item 1 – Financial Statements: Note 12 – Commitments and Contingencies.

Under the terms of the leases, we are required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. During vessel construction, the amount of the deposits approximates the accumulated vessel construction costs and is expected to increase by approximately $137.2 million during the remaining construction period. Teekay Nakilat has long-term financing arrangements in place to fund its remaining commitments of these deposits.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F filed with the SEC.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs in the month of the subsequent drydocking.

Derivative Instruments

We utilize derivative financial instruments to reduce interest rate risks. We do not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized into income.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2006 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future financial condition and results of operations and our future revenues and expenses; growth prospects of the LNG shipping sector and tanker market; LNG and tanker market fundamentals, including the balance of supply and demand in the LNG and tanker market; future capital expenditures and availability of capital resources to fund capital expenditures; obtaining LNG projects that we or Teekay Shipping Corporation bid on or have been awarded; vessel acquisitions; delivery dates of and financing for newbuildings; the commencement of service of newbuildings under long-term contracts; our liquidity needs; the expected timing, amount and method of financing for the purchase of Teekay Nakilat; benefits from lease arrangements; and the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG infrastructure constraints and community and environmental group resistance to new LNG infrastructure; potential development of an active short-term or spot LNG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2006
PART I – FINANCIAL INFORMATION

ITEM 3 —    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at March 31, 2006, our unhedged floating-rate borrowings totaled $23.0 million.

The table below provides information about our financial instruments at March 31, 2006, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

                                                                Expected Maturity Date
                                        2006      2007      2008      2009      2010   Thereafter  Rate(1)
                                     --------- --------- --------- --------- --------- --------- ---------
                                                   (in millions of U.S. dollars, except percentages)
  Long-Term Debt:
   Variable Rate ($U.S.) (2)........       -     11.4      14.6       14.6      14.6     242.3      5.6%
   Variable Rate (Euro) (3)(4)......     6.3      8.9       9.5       10.2      11.0     338.0      3.8%
   Fixed Rate ($U.S.)...............       -        -         -          -         -     113.0      4.8%

  Capital Lease Obligations (5)(6)..
   Fixed-Rate ($U.S.) (7)...........     6.5    130.7       3.7        3.8      84.0         -      7.4%
   Average Interest Rate (8)........     7.5%     8.8%      5.4%       5.4%      5.5%        -

  Interest Rate Swaps:
  Contract Amount ($U.S.) (6)(9)....       -      2.2       4.5        4.9       5.3     217.1      6.2%
   Average Fixed Pay Rate (2) ......       -      6.2%      6.2%       6.2%      6.2%      6.2%
  Contract Amount (Euro) (4)(10)....     6.3      8.9       9.5       10.2      11.0     338.0      3.8%
   Average Fixed Pay Rate (3) ......     3.8%     3.8%      3.8%       3.8%      3.8%      3.8%
(1)	Rate refers to the weighted-average effective interest rate for our debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swaps. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2006 ranged from 0.9% to 1.3%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2006.

(5)	Excludes capital lease obligations (present value of minimum lease payments) of 247.5 million Euros ($300.0 million) on two of our existing LNG carriers with a weighted-average fixed interest rate of 5.7%. Under the terms of these fixed-rate lease obligations, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.2%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, (including purchase obligations). As at March 31, 2006 this amount was $252.3 million Euros ($305.7 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)	During January 2006, three subsidiaries of Teekay Nakilat, each of which has contracted to have built one LNG carrier sold their shipbuilding contracts and entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. Both the deposits, which as at March 31, 2006 were $395.3 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to its capital lease obligations and restricted cash deposits were $387.5 million and $392.1 million, $29.2 million and ($35.1) million, 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

The following table sets forth further information about our interest rate swap agreements, long-term debt and capital lease obligations as at March 31, 2006 and December 31, 2005.

                                                                   Fair Value /
                                                                    Carrying
                                                                    Amount of
                                                          Contract    Asset
                                                           Amount  (Liability)   Rate (1)
                                                         ---------  ---------  ---------
                                                          (in millions of U.S. dollars)
  March 31, 2006
  Interest Rate Swap Agreements:
    U.S. Dollar-denominated (2)..........................  234.0      (15.2)      6.2%
    Euro-denominated.....................................  383.9        7.9       3.8%
  Long-Term Debt: (3)
    U.S. Dollar-denominated..............................  410.5     (410.5)      5.4%
    Euro-denominated.....................................  383.9     (383.9)      3.8%

  December 31, 2005
  Interest Rate Swap Agreements:
    U.S. Dollar-denominated..............................  234.0      (23.6)      6.2%
    Euro-denominated.....................................  377.4      (10.1)      3.8%
  Long-Term Debt: (3)
    U.S. Dollar-denominated..............................  346.6     (346.6)      5.1%
    Euro-denominated ....................................  377.4     (377.4)      3.6%
(1)	Please read Note 1 from the previous table.

(2)	Please read Note 6 from the previous table.

(3)	Includes capital lease obligations except for capital lease obligations on two of our LNG carriers and three of our LNG carriers currently under construction. Please read Notes 5 and 6 from the previous table.

Foreign Currency Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During the three months ended March 31, 2006 and 2005, we earned approximately 11.8 million Euros and 11.7 million Euros ($14.2 million and $15.3 million), respectively, in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2006
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2005 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

The following exhibits are filed as part of this Report:
3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
3.2	Form of First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. (2)
3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)
3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
15.1	Acknowledgement of Independent Registered Public Accounting Firm.

(1)     Previously filed as an exhibit to the Partnership’s Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.

(2)     Previously filed as Appendix A to the Partnership’s Rule 424(b)(4) Prospectus filed with the SEC on May 6, 2005, and hereby incorporated by reference to such Prospectus.

(3)     Previously filed as an exhibit to the Partnership’s Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

 •      REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006	TEEKAY LNG PARTNERS L.P. By: Teekay GP L.L.C., its general partner By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 17, 2006

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan of our report dated May 1, 2006 relating to the unaudited consolidated interim financial statements of Teekay LNG Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada